U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GRAND PERFECTA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

38611X 108

(CUSIP Number)

Steve Ketter, Chief Executive Officer

Grand Perfecta, Inc.

123 West Nye Lane, Suite 129

Carson City, NV 89706

Telephone: (775) 884-9380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Mark E. Lehman

Parsons Behle & Latimer

201 S. Main Street, Suite 1800

Salt Lake City, UT 84111

Tel: (801) 532-1234

Fax: (801) 536-6111

June 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38611X 108	Page 2 of 5

1	Names of Reporting Persons Kaori Hanaoka
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization JAPAN
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38611X 108	Page 3 of 5

1	Names of Reporting Persons Sakura Corporation Ltd.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization JAPAN
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 38611X 108	Page 4 of 5

1	Names of Reporting Persons Heart Corporation Ltd.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization JAPAN
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 38611X 108	Page 5 of 5

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”) of Grand Perfecta, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 123 West Nye Lane, Suite 129, Carson City, NV 89706.

Item 2.	Identity and Background.

(a), (b), (f)    This Schedule 13D is being filed by Ms. Kaori Hanaoka, a citizen of Japan, Sakura Corporation Ltd., a Japan company (“Sakura”), and Heart Corporation Ltd., a Japan company (“Heart”). The principal business address for all three filers is 7-12 Chifunemachi 2-chome, Matsuyama-shi, Ehime Prefecture, Japan. Ms. Hanaoka, Sakura, and Heart are collectively the “Filers.” This statement is being filed jointly by the Filers.

(c)    Ms. Hanaoka is the Representative Director and sole equity owner of Sakura. Ms. Hanaoka is the Representative Director and controlling equity owner of Heart.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)    As of the date hereof, Ms. Hanaoka, Sakura, and Heart do not own any shares of the common stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

KAORI HANAOKA

Date: August 10, 2018	/s/ Kaori Hanaoka
Kaori Hanaoka

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SAKURA CORPORATION LTD.

Date: August 10, 2018	/s/ Kaori Hanaoka
Kaori Hanaoka, Representative Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HEART CORPORATION LTD.

Date: August 10, 2018	/s/ Kaori Hanaoka
Kaori Hanaoka, Representative Director